Exhibit (a)(5)

FORM OF LETTER TO ELIGIBLE OPTIONHOLDERS
CONFIRMING RECEIPT OF ELECTION FORM

Dear Optionholder,

This is to confirm that SBA Communications Corporation has received your Election Form to tender options to purchase shares of Class A common stock having an exercise price of greater than $8.00 per share in exchange for new options pursuant to the Offer to Exchange dated May 20, 2002.

This confirmation of receipt does NOT constitute an acceptance by us of your tendered options. We are in the process of confirming your eligibility to participate in the offer and we plan to notify you promptly after the expiration of the offer as to whether your tendered options have been accepted for exchange. We currently expect that if your options are accepted for exchange, we will grant you new options on December 19, 2002, unless the offer is extended.

Th	ank You,

SB	A COMMUNICATIONS CORPORATION